ROPES & GRAY LLP PRUDENTIAL TOWER, 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

Adam M. Schlichtmann T +1 617 951 7114 Adam.Schlichtmann@ropesgray.com

December 2, 2024

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn:	Ms. Anu Dubey

Re:	PIMCO Access Income Fund (the “Fund”)
File Nos. 333-272394 and 811-23749

Dear Ms. Dubey:

Thank you for your additional comment provided by phone on November 25, 2024, relating to the staff of the Securities and Exchange Commission’s (the “Commission”) review of the Fund’s registration statement on Form N-2 (the “Registration Statement”), filed with the Commission on June 2, 2023, the Fund’s initial comment response letter dated October 21, 2024 (“Initial Letter”) and the Fund’s second response letter dated November 21, 2024 (“Second Letter”).

The staff’s comments are summarized below to the best of our understanding, followed by the Fund’s responses. Applicable changes will be reflected in Pre-Effective Amendment No. 1 to the Registration Statement or in additional pre-effective amendments to be filed subsequently. Capitalized terms not otherwise defined herein have the meanings set forth in the Registration Statement.

We note that the responses set forth herein, as applicable, will be observed by the Fund but do not necessarily represent the position or policy of other funds managed by PIMCO, each of which is governed by its own registration statement.

* * *

1.

Comment: Consider adding more risk disclosure that credit spread duration can vary significantly from interest rate duration and that for holdings such as floating rate debt credit spread duration typically will be higher than interest rate duration. In addition, a portfolio with low interest rate duration could take more significant credit spread duration using derivatives. Please clarify disclosure under Duration Management that the duration policy applies to interest rate duration.

Response: The Fund respectfully notes that it believes its disclosure under “Prospectus Summary—Principal Risks of the Fund—Credit Risk” and “Principal Risks of the Fund—Credit Risk” provides investors with appropriate information regarding the Fund’s exposure to credit risk, which includes risks relating to credit spreads. Credit spread risk is also specifically discussed in the context of specific types of investments under the headings “Investment Objectives and Policies—High Yield Securities (“Junk Bonds”) and Securities of Distressed Companies” and “Investment Objectives and Policies—Credit Default Swaps.” Nevertheless, in light of the staff’s comment, the Fund will revise its “Credit Risk” disclosure as follows (marked for changes requested in response to this Comment (bold and underlined) and in response to Comment #1 of the Second Letter (bold only)):

Credit Risk. The Fund could lose money if the issuer or guarantor of a fixed income security (including a security purchased with securities lending collateral), the counterparty to a derivatives contract, or the issuer or guarantor of collateral, repurchase agreement or a loan of portfolio securities is unable or unwilling, or is perceived (whether by market participants, rating agencies, pricing services or otherwise) as unable or unwilling, to make timely principal and/or interest payments, or to otherwise honor its obligations. The risk that such issuer, guarantor or counterparty is less willing or able to do so is heightened in market environments where interest rates are changing, notably when rates are rising. The downgrade of the credit rating of a security or of the issuer of a security held by the Fund may decrease its value. Measures such as average credit quality may not accurately reflect the true credit risk of the Fund. This is especially the case if the Fund consists of securities with widely varying credit ratings. ~~Credit risk is greater to the extent the Fund uses leverage or derivatives in connection with the management of the Fund.~~ This risk is greater to the extent the Fund uses leverage or derivatives. Rising or high interest rates may deteriorate the credit quality of an issuer or counterparty, particularly if an issuer or counterparty faces challenges rolling or refinancing its obligations. The Fund’s investments may be adversely affected if any of the issuers it is invested in are subject to an actual or perceived (whether by market participants, rating agencies, pricing services or otherwise) deterioration to their credit quality.

Credit risk includes credit spread risk, which is the risk that credit spreads (i.e., the difference in yield between securities that is due to differences in their actual or perceived credit quality) may increase when the market believes that investments generally have a greater risk of default. Increasing credit spreads may reduce the market values of the Fund’s investments. Credit spreads often increase more for lower rated and unrated securities than for investment grade securities. In addition, when credit spreads increase, reductions in market value will generally be greater for longer-maturity securities. Further, credit spread duration (a measure of credit spread risk) can vary significantly from interest rate duration (e.g., for floating rate debt securities, credit spread duration typically will be higher than interest rate duration). The Fund may add credit spread duration to its portfolio, for example through the use of derivatives (e.g., credit default swaps), even while it has lower interest rate duration. The credit spread duration of the Fund’s portfolio may vary, in some cases significantly, from its interest rate duration. All descriptions of duration in this prospectus refer to interest rate duration unless otherwise noted.

The Fund will revise its “Duration Management” disclosure as follows (marked for changes):

Duration Management. It is expected that the Fund normally will have a short to intermediate average portfolio duration (i.e., within a zero to eight year (0 to 8) range), as calculated by PIMCO, although it may be shorter or longer at any time ~~or from time to time~~ depending on market conditions and other factors. For example, if the Fund has an average portfolio duration of eight years, a 1% increase in interest rates would tend to correspond to an 8% decrease in the value of the Fund’s debt portfolio. While the Fund seeks to maintain a short to intermediate average portfolio duration, there is no limit on the maturity or duration of any individual security in which the Fund may invest. Duration is a measure used to determine the sensitivity of a security’s price to changes in interest rates. The Fund’s duration strategy may entail maintaining a negative average portfolio duration from time to time, meaning the portfolio would tend to increase in value in response to an increase in interest rates. If the Fund has a negative average portfolio duration, a 1% increase in interest rates would tend to correspond to a 1% increase in the value of the Fund’s debt portfolio for every year of negative duration. A negative average portfolio duration would potentially benefit the Fund’s portfolio in an environment of rising market interest rates, but would generally adversely impact the portfolio in an environment of falling or neutral market interest rates. See “Principal Risks of the Fund—Interest Rate Risk.” The Fund may use various derivatives strategies to manage (increase or decrease) the dollar-weighted average effective duration of the Fund’s portfolio. PIMCO may also utilize certain strategies, including without limitation investments in structured notes or interest rate futures contracts or swap, cap, floor or collar transactions, for the purpose of reducing the interest rate sensitivity of the Fund’s portfolio, although there is no assurance that it will do so or that such strategies will be successful. The foregoing is a description of interest rate duration management only. The credit spread duration of the Fund’s portfolio may vary, in some cases significantly, from its interest rate duration.

* * *

We hope the foregoing responses adequately address the staff’s comments. Should you have any further questions or comments, please do not hesitate to contact me at (617) 951-7114 or Elizabeth Madsen at (312) 845-1381.

Very truly yours,

/s/ Adam M. Schlichtmann
Adam M. Schlichtmann

cc:	Ryan G. Leshaw, Esq.
Timothy A. Bekkers, Esq.
Jaime Dinan, Esq.
David C. Sullivan, Esq.
Elizabeth Madsen, Esq.

4